September 24, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Perfect Solutions Group, Inc.

Form 10-12G/A

Filed September 13, 2021

File No. 000-56335

To the men and women of the SEC:

On behalf of Perfect Solutions Group, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 21, 2021 addressed to Mr. Paul Moody, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-12G/A on September 13, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: As a result of a reorganization that we were a party to, effective September 15, 2021, we have made revisions throughout the registration statement. Amendments have been marked as revised.

Directors and Executive Officers

Identification of Directors and Executive Officers, page 9

1. Please clarify the nature of the consulting services that Mr. Moody has provided V Financial Group LLC and disclose any relationship between V Financial Group LLC and the companies identified in Mr. Moody’s biography.  In addition, please clearly identify Mr. Moody as a promoter.  See Item 401(g) of Regulation S-K.  In addition, please revise the table on page 10 to add disclosure about Budding Times Inc., from the business experience narrative, and Fast Track Solution, where Mr. Moody was the incorporator, was a director, and is a controlling shareholder of CRS Consulting, which is the controlling shareholder of Fast Track.

Company Response: We have revised the biographical information on page 9 for Paul Moody.

Additional disclosure regarding Budding Times was not added to the table on page 10, as the table indicates entities which Paul Moody was previously, or is currently, an officer or director of that had filed a Registration Statement on Form 10-12G.

Paul Moody was incorporator and Director of Fast Track Solutions, Inc. for a period of less than one day prior to the appointment of Jeffrey DeNunzio. Paul Moody only engaged in secretarial actions relating to the incorporation of Fast Track Solutions, Inc. Furthermore, during the one day Paul Moody served as Director of Fast Track Solutions, Inc. the issuer was a non-reporting issuer and had not filed a Registration Statement pursuant to section 12 of the Exchange Act. As a result, disclosure of Fast Track Solutions, Inc. has also been omitted from the table on page 10.

For further clarification as to why the two above mentioned entities were not included in the table on page 10, Item 401 of Regulation S-K states as follows:

“(2) Directorships. Indicate any other directorships held, including any other directorships held during the past five years, held by each director or person nominated or chosen to become a director in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, 15 U.S.C. 80a-1, et seq., as amended, naming such company.”

2. Given Mr. Moody’s other affiliations, please discuss any conflicts of interest.

Company Response: We have added the following to page 9:

As sole officer, director, and founder of the issuer, Paul Moody is deemed to be a promoter of the Company. Although we do not believe that there are any direct conflicts of interest with Mr. Moody's outside business activities, there can be no assurances that this will continue to be the case in the future. In the event of such conflicts, Mr. Moody may not be able to devote as many hours to the issuer. At present, Mr. Moody devotes approximately five (5) hours per week to the Company.

Date: September 24, 2021

/s/ Paul Moody

Paul Moody

Chief Executive Officer